Exhibit 99.2

INNOCOLL AG

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE (LOSS)/INCOME (UNAUDITED)

Thousands of Euros (except share and share data)	Notes	Three months ended 09/30/2015	Three months ended 09/30/2014	Nine months ended 09/30/2015	Nine months ended 09/30/2014
Revenue	4	€594	€1,141	€1,779	€3,742
Cost of sales		(1,122)	(1,218)	(3,656)	(4,161)
Gross loss		(528)	(77)	(1,877)	(419)
Research and development expenses	5	(6,946)	(908)	(16,156)	(1,955)
General and administrative expenses	6	(6,112)	(2,565)	(12,455)	(7,356)
Other operating income/(expense) - net	7	2,145	(42)	2,145	-
Loss from operating activities - continuing operations		(11,441)	(3,592)	(28,343)	(9,730)
Finance income/(expense)	8	4,701	5,583	(8,488)	(6,667)
Other income		1	-	-	75
(Loss)/income before income tax		(6,739)	1,991	(36,831)	(16,322)
Income tax		(32)	(21)	(87)	(107)
(Loss)/income for the period - all attributable to equity holders of the Company		€(6,771)	€1,970	€(36,918)	€(16,429)
Other comprehensive income:
Currency translation adjustment		2	(372)	(395)	(415)
Total comprehensive (loss)/income for the period		€(6,769)	€1,598	€(37,313)	€(16,844)
Basic (loss)/earnings per share (euro)	9	€(3.8)	€1.6	€(22.3)	€(33.4)
Diluted (loss)/earnings per share (euro)	9	€(3.8)	€1.4	€(22.3)	€(33.4)

INNOCOLL AG

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

at September 30, 2015 (unaudited) and December 31, 2014

Thousands of Euros	Notes	09/30/2015	12/31/2014
		(unaudited)
Assets
Property, plant and equipment	10	€4,867	€1,238
Total non-current assets		4,867	1,238
Inventories	11	1,418	1,118
Trade and other receivables	12	3,567	761
Cash and cash equivalents		34,774	45,616
Total current assets		39,759	47,495
Total assets		€44,626	€48,733
Equity
Share capital		1,762	1,503
Share premium		136,154	122,084
Capital contribution		723	723
Other reserves		12,415	12,415
Currency translation reserve		(1,017)	(622)
Accumulated share compensation reserve		8,578	5,149
Accumulated deficit		(143,636)	(106,718)
Total equity attributable to equity holders of the company		14,979	34,534
Liabilities
Warrant liability	14	19,832	7,239
Defined pension liability		62	61
Total non-current liabilities		19,894	7,300
Trade and other payables	13	7,600	5,055
Deferred income	4	2,145	1,835
Current taxes payable		8	9
Total current liabilities		9,753	6,899
Total liabilities		29,647	14,199
Total equity and liabilities		€44,626	€48,733

See accompanying notes to unaudited condensed consolidated interim financial information.

INNOCOLL AG

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

at September 30, 2015

Thousands of Euros	Share capital	Share premium	Capital contribution	Other reserves	Currency translation reserve	Share compensation reserve	Accumulated Deficit	Total
Balance at January 1, 2014	€39	€7,074	€723	€10,642	€1	€-	€(86,052)	€(67,573)
Total comprehensive income	-	-	-	-	(415)	-	(16,429)	(16,844)
Share based payment	-	-	-	-	-	2,925	-	2,925
Equity arising on convertible debt	-	-	-	1,773	-	-	-	1,773
Conversion of preference into ordinary shares	841	72,194	-	-	-	-	-	73,035
Issue of ordinary shares	544	42,816	-	-	-	-	-	43,360
Balance at September 30, 2014	€1,424	€122,084	€723	€12,415	€(414)	€2,925	€(102,481)	€36,676
Balance at January 1, 2015	1,503	122,084	723	12,415	(622)	5,149	(106,718)	34,534
Total comprehensive loss	-	-	-	-	(395)	-	(36,918)	(37,313)
Share based payment	-	-	-	-	-	3,429	-	3,429
Issue of ordinary shares net of issue costs	259	14,070	-	-	-	-	-	14,329
Balance at September 30, 2015	€1,762	€136,154	€723	€12,415	€(1,017)	8,578	€(143,636)	€14,979

See accompanying notes to unaudited condensed consolidated interim financial information.

INNOCOLL AG

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

for the nine months ended September 30, 2015 and 2014

Thousands of Euros	Nine months ended 09/30/2015	Nine months ended 09/30/2014
Operating activities loss for the period	(36,918)	(16,429)
Adjustments for:
Finance expense	8,488	6,667
Depreciation/impairment, (reversal of impairment) of property, plant & equipment	(1,904)	294
Income tax expense	87	107
Profit on the sale of fixed assets	-	(75)
Share based payment	3,429	2,840
Foreign exchange gains	(277)	(81)
Operating cash outflows before movements in working capital	(27,095)	(6,667)
(Increase)/decrease in inventory	(300)	560
Increase in trade and other receivables	(2,806)	(613)
Increase/(decrease) in trade and other payables	2,545	(1,777)
Increase/(decrease) in deferred income and defined benefit pension liability	311	(878)
Income taxes paid	(88)	(108)
Net cash used in operating activities	(27,433)	(9,493)
Cash flows from investing activities:
Purchases of property, plant and equipment	(1,726)	(598)
Interest received	61	2
Proceeds on sale of fixed assets	1	75
Net cash used in investing activities	(1,664)	(521)
Cash inflows from financing activities:
Proceeds from issue of shares net of issue costs	14,329	52,164
Net cash inflows from financing activities	14,329	52,164
Net (decrease)/increase in cash and cash equivalents	(14,768)	42,150
Cash and cash equivalents at the beginning of the period	45,616	2,692
Effect of foreign exchange rate changes	3,926	2,415
Cash and cash equivalents at the end of the period	€34,774	€47,257

See accompanying notes to unaudited condensed consolidated interim financial information.

INNOCOLL AG

NOTES TO THE CONDENSED CONSOLIDATED INTERIM

FINANCIAL INFORMATION

(UNAUDITED)

1   Reporting entity

Innocoll AG, a German stock corporation, is a global, commercial stage, specialty pharmaceutical company, with late stage development programs targeting areas of significant unmet medical need.

2   Basis of preparation

The unaudited condensed interim consolidated financial information is for the three months and nine months ended September 30, 2015 and is presented in euro (‘€’). It does not include all of the information required in annual financial statements prepared in accordance with IFRSs, and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2014.

The unaudited interim financial statements have been approved for issue by the Supervisory Board on 4th November, 2015.

Correction of comparatives

During the three months ended September 30, 2014 the company identified and corrected an amount of €0.3m relating to share issuance costs that resulted in a decrease of general and administrative expense and a decrease in share premium that would have been recorded during the three months ended March 31, 2014. The adjustment was made in the nine months ended September 30, 2014 and management has deemed that the adjustment was not material to the quarter or nine months ended September 30, 2014.

In evaluating whether the company’s previously issued consolidated financial statements were materially misstated, the company considered the guidance in “IAS 8 Accounting policies, changes in accounting estimates and errors” and the company concluded that correction of the prior period amount was not material individually or in the aggregate to the three or nine months ended September 30, 2014.

3   Summary of significant accounting policies

The accounting policies applied in this interim financial information is the same as those applied in the group’s consolidated financial information as at and for the year ended December 31, 2014.

4   Segmental reporting

The entire group’s revenue is derived from one operating segment which can be spread among five geographical regions. The group principally sells four products; CollatampG® globally outside of the United States, Septocoll® within Europe and the Middle East, CollaGUARD® within Europe, the Middle East and Asia and RegenePro® within the United States. The results of the group are reported on a consolidated basis to the chief operating decision maker of the group, the chief executive officer. There are no reconciling items between the group’s reported income statement and statement of financial position and the results and financial position, respectively, of the above segment.

The majority of the product revenue for the three months ended September 30, 2015 of €0.6 million, relates to sales of CollatampG®. The group receives a contractually agreed percentage of the net in-market sales of CollatampG® from one of its customers which distributes the product. This is recognized in two parts; the first amount is recognized for the manufacture and sale of product at the point of sale; and the final amount when the product is sold.

As of September 30, 2015, the group had deferred income in the amount of €2.1 million relating to upfront payments in the amount of €0.6 million in respect of Septocoll® customers, €1.1m in respect of its CollaGUARD® customers with the remaining €0.4 million relating to its RegenePro® customer. Innocoll expects to deliver products to these customers in Q4 2015 and in 2016 in settlement of these advance payments.

As mentioned above, the group has determined that all revenue is derived from one business segment. The supervisory board has reviewed the impact of IFRS 8 “Operating Segments” on the financial statements with the above in mind. Given that the group only has one business segment, the supervisory board has concluded that it is not necessary to show the full requirements of the standard within this note as the key information is displayed in other areas of the financial information.

INNOCOLL AG

NOTES TO THE CONDENSED CONSOLIDATED INTERIM

FINANCIAL INFORMATION - (Continued)

(UNAUDITED)

4   Segmental reporting (continued)

The distribution of revenue by customers’ geographical area was as follows:

Thousands of Euros	Three months ended 09/30/15	Three months ended 09/30/14	Nine months ended 09/30/15	Nine months ended 09/30/14
Europe	566	1,134	1,691	3,688
US	17	4	36	41
Asia	11	3	52	13
Gross revenue	594	1,141	1,779	3,742

5   Research and development expenses

Thousands of Euros	Three months ended 09/30/15	Three months ended 09/30/14	Nine months ended 09/30/15	Nine months ended 09/30/14
Employee compensation	604	367	1,529	1,092
External clinical research costs	6,105	477	14,053	607
General operating costs	237	64	574	256
Total research and development expenses	6,946	908	16,156	1,955

Research and development expenses include labor, materials and direct overheads associated with the various research programs.

6   General and administrative expenses

Thousands of Euros	Three months ended 09/30/15	Three months ended 09/30/14	Nine months ended 09/30/15	Nine months ended 09/30/14
Employee compensation	1,225	695	3,418	1,953
Depreciation	87	118	240	178
Share based payment	2,365	1,238	3,429	2,840
Other	2,435	514	5,368	2,385
Total general and administrative expenses	6,112	2,565	12,455	7,356

7   Other operating (income)/expense - net

Thousands of Euros	Three months ended 09/30/15	Three months ended 09/30/14	Nine months ended 09/30/15	Nine months ended 09/30/14
Impairment (reversal)/expense of property, plant and equipment	(2,145)	41	(2,145)	116
Compensation for amendments to supply agreement	-	-	-	(118)
Other expense	-	1	-	2
Total other operating (income)/expense	(2,145)	42	(2,145)	-

INNOCOLL AG

NOTES TO THE CONDENSED CONSOLIDATED INTERIM

FINANCIAL INFORMATION - (Continued)

(UNAUDITED)

8   Finance (income)/expense

Thousands of Euros	Three months ended 09/30/15	Three months ended 09/30/14	Nine months ended 09/30/15	Nine months ended 09/30/14
Interest on convertible preferred shares	-	-	-	3,063
Fair value (gain)/loss on warrants	(4,665)	(2,922)	12,594	6,352
Foreign exchange loss/(gain)	28	(2,661)	(4,046)	(2,748)
Interest received	(63)	-	(193)	-
Other (income)/expense	(1)	-	133	-
Total finance expense	(4,701)	(5,583)	8,488	6,667

9  (Loss)/earnings per share

The weighted average number of ordinary shares (denominator - basic) amounted to 1,762,381 for the three months ended September 30, 2015 (three months ended September 30, 2014: 1,250,858).

The basic loss per share for the three months ended September 30, 2015 was €3.8 (earnings for the three months ended September 30, 2014: €1.6).

The weighted average number of ordinary shares (denominator - basic) amounted to 1,655,750 for the nine months ended September 30, 2015 (nine months ended September 30, 2014: 492,460).

The basic loss per share for the nine months ended September 30, 2015 was €22.3 (loss for the nine months ended September 30, 2014: €33.4).

	Three months ended 09/30/2015	Three months ended 09/30/2014	Nine months ended 09/30/2015	Nine months ended 09/30/2014
Numerator - Thousands of Euros:
Net (loss)/earnings - basic and diluted	(6,771)	1,970	(36,918)	(16,429)

Denominator - number of shares:
Weighted-average shares outstanding - basic	1,762,381	1,250,858	1,655,750	492,460
Dilutive common shares issuable upon conversion of restricted shares	-	157,785	-	-
Weighted-average shares outstanding - diluted	1,762,381	1,408,643	1,655,750	492,460

(Loss)/earnings per share:
Basic	(3.8)	1.6	(22.3)	(33.4)
Diluted	(3.8)	1.4	(22.3)	(33.4)

INNOCOLL AG

NOTES TO THE CONDENSED CONSOLIDATED INTERIM

FINANCIAL INFORMATION - (Continued)

(UNAUDITED)

9  (Loss)/earnings per share (continued)

The tables below include a reconciliation of the Company’s GAAP results to non-GAAP results.

For the three months ended September 30, 2015 the reconciliation primarily relates to non-cash expense in the amount of €2.4 million with respect to share-based compensation, €4.7 million with respect to fair value gains on warrants and a gain of €2.1 million with respect to the reversal of impairment of property, plant & equipment. On a non-GAAP-basis, the net loss for the three months ended September 30, 2015 was €11.2 million, or €6.4 per share, compared to a net profit of €0.3 million, or €0.2 per share for the three months ended September 30, 2014.

For the nine months ended September 30, 2015 the reconciliation primarily relates to non-cash expenses in the amount of €3.4 million with respect to share-based compensation, €12.6 million with respect to fair value expense on warrants and a gain of €2.1 million with respect to the reversal of impairment of property, plant & equipment. On a non-GAAP-basis, the net loss for the nine months ended September 30, 2015 was €23.0 million, or €13.9 per share, compared to €7.2 million, or €14.7 per share for the nine months ended September 30, 2014.

	Three months ended 09/30/2015	Three months ended 09/30/2014	Nine months ended 09/30/2015	Nine months ended 09/30/2014
Numerator for non-GAAP loss per share- Thousands of Euros:
Net (loss)/profit - basic and diluted	(6,771)	1,970	(36,918)	(16,429)
Share based payments	2,365	1,238	3,429	2,840
Fair value (gain)/expense on warrants	(4,665)	(2,920)	12,594	6,352
Reversal of impairment of property, plant & equipment	(2,145)	-	(2,145)	-
Non-GAAP net (loss)/profit – basic and diluted	(11,216)	288	(23,040)	(7,237)

Denominator - number of shares:
Weighted-average shares outstanding – basic	1,762,381	1,250,858	1,655,750	492,460
Dilutive common shares issuable upon conversion of restricted shares	-	157,785	-	-
Weighted-average shares outstanding – diluted	1,762,381	1,408,643	1,655,750	492,460

(Loss)/earnings per share:
Basic	(6.4)	0.2	(13.9)	(14.7)
Diluted	(6.4)	0.2	(13.9)	(14.7)

INNOCOLL AG

NOTES TO THE CONDENSED CONSOLIDATED INTERIM

FINANCIAL INFORMATION - (Continued)

(UNAUDITED)

10   Property, plant and equipment

Thousands of Euros	Leasehold improvements	Plant & machinery	Furniture & fittings	Total
Cost
Balance January 1, 2015	937	11,489	1,679	14,105
Additions	115	1,507	104	1,726
Disposals	(12)	-	(110)	(122)
Balance September 30, 2015	1,040	12,996	1,673	15,709
Depreciation
Balance January 1, 2015	519	10,736	1,612	12,867
Depreciation charge for period	49	176	16	241
Depreciation on disposals	(12)	-	(109)	(121)
Reversal of impairment for period	-	(2,145)		(2,145)
Balance September 30, 2015	556	8,767	1,519	10,842
Net book value
At September 30, 2015	484	4,229	154	4,867

Thousands of Euros	Leasehold improvements	Plant & machinery	Furniture & fittings	Total
Cost
Balance January 1, 2014	673	11,102	1,657	13,432
Additions	-	587	11	598
Disposals	-	(236)	-	(236)
Balance September 30, 2014	673	11,453	1,668	13,794
Depreciation
Balance January 1, 2014	479	10,615	1,606	12,700
Depreciation charge for period	23	150	5	178
Impairment charge for period	-	116	-	116
Disposals	-	(236)	-	(236)
Balance September 30, 2014	502	10,645	1,611	12,758
Net book value
At September 30, 2014	171	808	57	1,036

INNOCOLL AG

NOTES TO THE CONDENSED CONSOLIDATED INTERIM

FINANCIAL INFORMATION - (Continued)

(UNAUDITED)

10   Property, plant and equipment (continued)

Thousands of Euros	Leasehold improvements	Plant & machinery	Furniture & fittings	Total
Cost
Balance January 1, 2014	673	11,102	1,657	13,432
Additions	264	623	22	909
Disposals	-	(236)		(236)
Balance December 31, 2014	937	11,489	1,679	14,105
Depreciation
Balance January 1, 2014	479	10,615	1,606	12,700
Depreciation charge for year	40	202	6	248
Impairment charge for year	-	155	-	155
Disposals	-	(236)	-	(236)
Balance December 31, 2014	519	10,736	1,612	12,867
Net book value
At December 31, 2014	418	753	67	1,238

11   Inventories

Thousands of Euros	09/30/2015	12/31/2014
Raw materials	633	511
Work in progress	653	505
Finished goods	132	102
Total inventories	1,418	1,118

The replacement cost of inventory does not differ materially from its carrying value. The impairment provision against inventory amounted to €0.4 million (2014: €0.6 million).

12   Trade and other receivables

Thousands of Euros	09/30/2015	12/31/2014
Trade receivables, net	223	326
Sales taxes receivable	122	159
Prepaid expenses and other current assets	3,222	276
Total trade and other receivables	3,567	761

The impairment provision against trade receivables amounted to €0.04 million at September 30, 2015 (2014: €0.04 million).

13   Trade and other payables

Thousands of Euros	09/30/2015	12/31/2014
Trade payables	2,136	2,525
Accrued expenses	5,464	2,530
Total trade and other payables	7,600	5,055

INNOCOLL AG

NOTES TO THE CONDENSED CONSOLIDATED INTERIM

FINANCIAL INFORMATION - (Continued)

(UNAUDITED)

14    Warrant liability

All options to investors have been classified as a liability due to certain provisions pursuant to which the exercise price of the options may be reduced in the event that the company issues or sells any of its ordinary shares at a price per share less than the exercise price in effect immediately prior to such issue or sale. Pursuant to a notarial deed entered into on June 16, 2014 the shareholders of Innocoll GmbH agreed to amend and terminate all preference, redemption and cumulative dividend rights by converting all preferred shares into ordinary shares of Innocoll GmbH, which had the effect of increasing the value of the ordinary shares and the options.  On July 3 2014, Innocoll GmbH transformed into a German stock corporation Innocoll AG, and Innocoll AG subsequently entered into an amended and restated Option Agreement with the option holders on July 10, 2014.   The options issued by Innocoll AG have an initial expiration date of June 15, 2019, subject to possible extension for an additional 54 month period subject to a shareholder resolution.  Innocoll AG issued ADS (each ADS representing 1/13.25 of an ordinary share) in its initial public offering priced on July 24, 2014 at a price of $9.00 per ADS, or the equivalent of €88.52 per ordinary share.  This resulted in the reduction of the exercise price from €100.00 per ordinary share to €88.52 per ordinary share pursuant to the above-described exercise price adjustment provision.  A follow-on public offering in April 2015 was also priced at $9.00 per ADS and therefore the exercise price of the options remains unaffected. In addition, as Innocoll AG is a public company post the completion of its initial public offering, the shareholder resolution required for the term extension is uncertain, therefore the expiration date for purposes of valuation is assumed to be June 15, 2019.  As a result of the above described provisions and events, the option liability has been valued at €19.8 million as of September 30, 2015 as compared to €7.2 million as of December 31, 2014.

15    Capital Commitments

In June, 2015 the Company entered a lease for a building beside its Saal, Germany manufacturing facility. Prior to the lease commencing the Landlord is to carry out reconstruction work on the building. The Company has committed to contribute €0.5 million to the cost of the reconstruction.

16    Post balance sheet event

There have been no significant post balance sheet events.

INNOCOLL AG

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS (UNAUDITED)

CONVENIENCE TRANSLATION INTO US DOLLARS

Thousands of US Dollars, converted at a rate of $1.1203 per euro (except for share and share data)	Three Months Ended 09/30/15	Nine Months Ended 09/30/15
Revenue	$665	$1,993
Cost of sales	(1,257)	(4,096)
Gross loss	(592)	(2,103)
Research and development expenses	(7,782)	(18,100)
General and administrative expenses	(6,847)	(13,953)
Other operating income - net	2,403	2,403
Loss from operating activities - continuing operations	(12,818)	(31,753)
Finance income/(expense)	5,267	(9,509)
Other income	1	-
Loss before income tax	(7,550)	(41,262)
Income tax	(36)	(97)
Loss for the period - all attributable to equity holders of the Company	(7,586)	(41,359)
Other comprehensive income:
Currency translation adjustment	2	(443)
Total comprehensive loss for the period	(7,584)	(41,802)
Basic and diluted loss per share (USD)	(4.3)	(25.0)

INNOCOLL AG

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

CONVENIENCE TRANSLATION INTO US DOLLARS

at September 30, 2015 (unaudited)

Thousands of US Dollars, converted at a rate of $1.1203 per euro	09/30/2015
(unaudited)
($’000)
Assets
Property, plant and equipment	$5,453
Total non-current assets	5,453
Inventories	1,589
Trade and other receivables	3,996
Cash and cash equivalents	38,957
Total current assets	44,542
Total assets	49,995
Equity
Share capital	1,974
Share premium	152,533
Capital contribution	810
Other reserves	13,909
Currency translation reserve	(1,139)
Accumulated share compensation reserve	9,610
Accumulated deficit	(160,915)
Total equity attributable to equity holders of the company	16,782
Liabilities
Warrant liability	22,218
Defined pension liability	69
Total non-current liabilities	22,287
Trade and other payables	8,514
Deferred income	2,403
Current taxes payable	9
Total current liabilities	10,926
Total liabilities	33,213
Total equity and liabilities	$49,995

INNOCOLL AG

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

CONVENIENCE TRANLATION INTO US DOLLARS

for the nine months ended September 30, 2015

Thousands of US Dollars, converted at a rate of $1.1203 per euro	Nine months ended 09/30/2015
($’000)
Operating activities loss for the period	$(41,359)
Adjustments for:
Finance expense	9,509
Depreciation/impairment/(reversal of impairment) of property, plant & equipment	(2,133)
Income tax expense	97
Share based payment	3,842
Foreign exchange gains	(309)
Operating cash outflows before movements in working capital	(30,353)
Increase in inventory	(336)
Increase in trade and other receivables	(3,144)
Increase in trade and other payables	2,851
Increase in deferred income and defined benefit pension liability	347
Income taxes paid	(99)
Net cash used in operating activities	(30,734)
Cash flows from investing activities:
Purchases of property, plant and equipment	(1,934)
Interest received	68
Proceeds on sale of fixed assets	2
Net cash used in investing activities	(1,864)
Cash inflows from financing activities:
Proceeds from issue of shares- net of issue costs	16,053
Net cash inflows from financing activities	16,053
Net decrease in cash and cash equivalents	(16,545)
Cash and cash equivalents at the beginning of the period	51,104
Effect of foreign exchange rate changes	4,398
Cash and cash equivalents at the end of the period	$38,957